October 23, 2020

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC  20549

Attention: Alison White

Re:

Azzad Funds (“Registrant”) (SEC File Nos. 811- 08021 and 333-20177)

Dear Alison White:

On October 13, 2020, the Registrant filed a proxy statement (the “Proxy Statement”) pursuant to section 14(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) on behalf of its series the Azzad Ethical Fund and the Azzad Wise Capital Fund (each a “Fund” and collectively the “Funds”). In a telephone conversation on October 15, you provided comments to the Proxy Statement to Thompson Hine LLP (“Thompson Hine”). Below, please find a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine to file on its behalf. Unless otherwise indicated, capitalized terms used below have the meaning ascribed to them in the Proxy Statement.

Comment 1: Present the summary of proposals in tabular form pursuant to Item 22(a)(3)(ii) of Section 14-A.

Response: The Registrant has made the modification as requested.

Comment 2: Please state where the meeting will be held as required by Form N1-A.

Response: The Registrant has included information regarding access to the Meeting.

PROPOSAL 1

Comment 3:  Please provide information required pursuant to Item 22(c)(1)(vi) of Section 14-A with respect to Ziegler Capital Management.

Response: Ziegler Capital Management (“ZCM”) announced in December 2019 that it was being acquired by 1251 Capital Group Partners. Under the agreement, 1251 Capital Group acquired a majority stake in Ziegler Capital Management thus leading to a change in control. Considering this change in control, as well as, ZCM’s recent underperformance, the Fund’s Board decided it was in the best interests of shareholders to allow the sub-advisory agreement to automatically terminate. Therefore, the sub-advisory agreement with Ziegler Capital Management was not renewed.  The Proxy has been revised to reflect this information.

Comment 4: Please provide information pursuant to Item 22(c)(9) of Section 14-A, regarding any change in the sub-advisory fee.

Response: The proposed sub-advisory fee is the same fee that was paid to the prior sub-adviser and the Proxy statement has been revised to reflect that fact.

Comment 5: If Ivy manages any other Funds having a similar investment objective, please provide information required by Item 22(c)(10) of Section 14-A.

Response: Ivy does not manage any other funds with a similar investment objective.

Comment 6: On page 6, in the carryover paragraph from the previous page, please clarify what is meant by “model delivery” and the scope of services to be provided by the sub-adviser. Additionally, given the ethical focus of the Fund, please address whether and if so, how the board considered Ivy’s capabilities with respect to the Fund’s focus on ethical investing.

Response: Ivy will provide the Adviser with a model that consists of the holdings it maintains under its mid-cap growth strategy. Periodically, Ivy will also provide the Adviser with buy/sell recommendations to those individual holdings. It will be the Adviser’s responsibility to implement the trades at its discretion and to screen the holdings for its ethical investment restrictions. Ivy’s capabilities with respect to the Fund’s focus on ethical investing is not relevant because the Adviser will be responsible for implementing the Fund’s ethical investment strategy.   Therefore, the Board did not consider such capabilities.

The Proxy statement has been revised to clarify “model delivery” and scope of the sub-adviser’s services.

Comment 7: On page 6, please explain in correspondence why the historical performance of Ivy’s mid-cap growth strategy and not its other strategies was considered relevant.

Response: The Fund’s asset class is U.S. mid-cap growth stocks. Therefore, the Fund was specifically interested in the historical performance of Ivy’s mid-cap growth strategy.

PROPOSAL 2

Comment 8: On page 7, in second paragraph, because this proposal applies to both funds, please change the word “Fund’s” to “Funds’”.

Response: The Registrant has made the modification as requested.

Comment 9: Please consider restating that the approval of the order for one fund does not impact the approval of the order for the other fund.

Response: The Registrant has made the modification as requested.

Comment 10: On page 8, in the “Operation of the Funds” section, please reconcile the statement that Funds are non-diversified with the statement in the 497 filed on July 16, 2020 that the Funds are diversified.

Response: The Proxy has been updated to reflect that the Funds are diversified as stated in the 497.

SUB-ADVISORY AGREEMENT

Comment 11: Pursuant to the second paragraph of provision #10, “Duration and Termination”, the Adviser may terminate the agreement within five (5) business days after execution without penalty. Please advise why termination without penalty is limited to a 5-day period after execution and why such limit is consistent with the Investment company Act.

Response: The termination provision of the Sub-Advisory Agreement has been revised to remove the additional immediate termination period within five days of execution for the Adviser.  As revised, the Board and the shareholders as well as the parties to the Agreement may terminate without penalty on 60 days’ notice.

If you have any additional questions, or need additional information, please contact me at 513-352-6632.

Sincerely,

/s/Cassandra W. Borchers__

Cassandra W. Borchers, Esq.,

Thompson Hine LLP

Copy to:

Bashar Qasem, President, The Azzad Funds

Jamal Elbamil, Secretary, The Azzad Funds

Cassandra.Borchers@ThompsonHine.com   Fax: 513.241.4771   Phone: 513.352.6632